UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On April 16, 2018, Rosetta Genomics Ltd. (the “Company”) received a notification letter from the NASDAQ Stock Market indicating that it has not paid certain fees required by Listing Rule 5250(f) and is, therefore, subject to delisting proceedings if it does not pay the balance of its outstanding fees in full.

The Company may appeal the Nasdaq Staff’s determination to a Hearings Panel (the “Panel”) by no later than April 23, 2018, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series, by paying a $10,000 non-refundable hearing fee. A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

If the Company elects not to appeal, then trading of its common stock will be suspended at the opening of business on April 25, 2018, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market. The Company’s securities may be eligible to continue to be quoted on the OTC Bulletin Board or in the “Pink Sheets.”

The Company is also subject to de-listing for failing to comply with Nasdaq’s minimum stockholders’ equity requirement. On October 24, 2017, Staff notified the Company that it did not comply with Listing Rule 5550(b) (the “Rule”), which requires a minimum $2,500,000 stockholders’ equity, $35,000,000 market value of listed securities, or $500,000 net income from continuing operations. On December 19, 2017, Rosetta Genomics Ltd. (the “Company”) received a notification letter from the NASDAQ Stock Market (“Nasdaq”) informing the Company that Nasdaq had determined to grant the Company an extension to regain compliance with Listing Rule 5550(b) (the “Rule”). The terms of the extension were as follows: on or before April 23, 2018, the Company must have closed on the previously announced transaction with Genoptix, Inc., which would effectively result in the delisting of the Company from the Nasdaq Capital Market. If the transaction with Genoptix, Inc., failed to close on or before April 23, 2018, the Company would have to raise sufficient equity to comply with the Rule. In the event the Company does not satisfy the terms, Nasdaq will provide written notification that its securities will be delisted. At that time, the Company may appeal Nasdaq’s determination to a Listing Qualifications Panel.

As part of Staff’s ongoing review or in response to any submissions the Company has made or will make, Staff may identify additional deficiencies under Nasdaq's rules. The Company will be formally notified of any such additional deficiencies and the basis for them.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697 and 333-210366, and Form S-8, File Nos. 333-141525, 333-147805, 333-165722 and 333-191072, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: April 19, 2018	By:	/s/ Ron Kalfus

Ron Kalfus Chief Financial Officer